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                               July 5, 2022

       Sally Outlaw
       Chief Executive Officer
       Worthy Property Bonds, Inc.
       One Boca Commerce Center
       551 NW 77 Street, Suite 212
       Boca Raton, FL 33487

                                                        Re: Worthy Property
Bonds, Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed June 21, 2022
                                                            File No. 024-11563

       Dear Ms. Outlaw:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

       Amendment No. 5 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1 and reissue in part. Even though you hired Dalmore
                                                        Group, LLC to act as a
broker-dealer in this offering, you also continue to
                                                        state throughout the
offering circular and in the Plan of Distribution section that offers and sales of securities
pursuant to the offering statement will be made by your management through the Worthy
Website or through the Worthy App. According to the Florida Office of Financial Regulation
website, it does not appear, however, that you have an approved issuer/dealer
registration application in the state of Florida. In your response letter to us, please provide your
analysis as to how you plan to comply with Section 512.12(1) of
 Sally Outlaw
Worthy Property Bonds, Inc.
July 5, 2022
Page 2
         Florida Statues if you are not registered as an issuer/dealer in the state of Florida.
2. We note your disclosure on page 35 that you have entered into a license fee agreement with WFI. Please describe the material terms of this agreement and file it as an exhibit to your offering statement or advise why you are not required to do so.
3. We note your disclosure on the cover page and in other sections of the offering statement that "[your] Worthy Property Bonds will be offered and sold only in states where the BOR is registered as a broker-dealer." Please disclose in what states Dalmore Group LLC is registered as a broker-dealer and the states in which it plans to offer your securities. In this regard, please also refer to the second part of Part I, Item 5 of your offering statement which indicates that your broker dealer intends to offer bonds in all fifty states. As a separate matter, please tell us why the first part of Part I, Item 5 indicates that you, the issuer, intend to offer the bonds.
Cover Page

4. We note your disclosure stating that "[t]o the extent that the Company s officers and directors make any communications in connection with this offering they intend to conduct such efforts in accordance with an exemption from registration contained in
         Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, therefore, none of them is required to register as a broker-dealer." In your response letter to us, please describe to us the activities that your officers and directors may engage in that would require the exemption provided by Rule 3a4-1. Additionally, explain in your response how these activities would be permissible given that you are not registered as an issuer/dealer in the state of Florida.
Plan of Distribution, page 40

5.      Please provide disclosure regarding the    invest now    payment
processing mechanism
        discussed on page 41. In that regard:
            State where it will be located, for example on what website or app;
            Disclose what role your management will play related to this feature;
            State the name of the escrow agent and file the escrow agreement as an exhibit to you
            offering circular. Also file any related agreement with a third party provider as an
            exhibit to your offering circular. Note that Item 17(6)(a) of Form
1-A requires that
            an issuer file material contracts in which the issuer is a party or has a beneficial
            interest, as exhibits to the offering circular;
            Disclose here the steps that investors must take to use the "invest now" feature;
            Disclose whether this feature will be the sole means of investing in this offering, or if
FirstName LastNameSally       Outlaw
            it will be in addition  to your website and app; and
Comapany    NameWorthy
            Disclose     whenProperty    Bonds,
                             this feature will Inc.
                                                be established, and whether it
will be established
July 5, 2022before
              Page 2qualification.
FirstName LastName
 Sally Outlaw
FirstName   LastNameSally  Outlaw
Worthy Property   Bonds, Inc.
Comapany
July 5, 2022NameWorthy Property Bonds, Inc.
July 5,3 2022 Page 3
Page
FirstName LastName
       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      Clint J. Gage, Esq.